UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated November 14, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 14, 2016

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	November 14, 2016

Consolidated Net Revenue grows to ₹67,000 crores in Q2 FY 2016-17

Consolidated PAT stood at ₹848 crores in Q2 FY 2016-17

Consolidated Financial Results for the Quarter and Half Year ended September 30, 2016 –As per Ind AS

For the quarter ended September 30, 2016, Tata Motors reported consolidated revenues of ₹67,000 crores as against ₹62,647 crores for the corresponding quarter last year. This broadly reflects: -

•	In Jaguar Land Rover business-Strong sales in all the regions- UK, Europe, North America, China and other Overseas markets; and

•	In Standalone business-Demand pause in M&HCV partially offset by continued growth in the domestic LCV segment, Car segment and Exports.

Consolidated Profit before tax (before exceptional item) for the quarter was ₹983 crores, against ₹1,191 crores for the corresponding quarter last year broadly due to

Higher volumes and favourable operating exchange, in Jaguar Land Rover business more than offset by the realized hedging losses of ₹3,510 crores, and adverse commodity derivatives impact of ₹187 crores.

After the exceptional items, the Consolidated Profit before tax for the quarter was ₹999 crores, against Loss before tax of ₹2,150 crores for the corresponding quarter last year (corresponding quarter of the last year included an exceptional items of ₹2,493 crores on account of the vehicles damaged at Tianjin Port explosion in Jaguar Land Rover business).

Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) for the quarter was ₹848 crores, against the Consolidated Loss after tax (post profit / loss in respect of joint ventures and associate companies) of ₹1,740 crores for the corresponding quarter last year.

For the half year ended September 30, 2016, the consolidated revenue was ₹1,34,056 crores against ₹1,24,157 crores for the corresponding period last year. The Consolidated Profit before tax (before exceptional item) for the half year ended September 30, 2016 was ₹3,049 crores against ₹7,531 crores for the corresponding period last year. Post the exceptional items, the Consolidated Profit before and after tax (post profit / loss in respect of associate companies) for the half year ended September 30, 2016 was ₹3,551 crores and ₹3,109 crores, respectively, as against ₹4,824 crores and ₹3,514 crores, respectively, for the corresponding period last year.

Tata Motors Standalone Financial Results (including Joint Operations) for the Quarter and Half Year ended September 30, 2016–As per Ind AS

During the quarter, most of the segments of the Company witnessed growth - LCV segment grew by 11.4% Y-o-Y, Passenger vehicles segment grew by 20.5% Y-o-Y with Car segment growth of 26.4% Y-o-Y on the back of continued strong response to the recently launched Tiago, Exports grew by 20.1% Y-o-Y. These were more than offset by de-growth of 16.5% Y-o-Y in the M&HCV segment

The sales (including exports) of commercial and passenger vehicles for the quarter ended September 30, 2016, stood at 134,397 units, representing a growth of 6.1%, as compared to the corresponding quarter last year. The revenues of the Standalone business (including Joint Operations) for the quarter ended September 30, 2016 stood at ₹11,406 crores, as compared to ₹11,794 crores for the corresponding quarter last year. Operating profit (EBITDA) of the Standalone business (including Joint Operations) for the quarter stood at ₹376 crores with EBITDA margin at 3.6% (margin calculated on revenue net of excise duty). Loss before and after tax for the quarter ended September 30, 2016 for the Standalone business (including Joint Operations) was ₹609 crores and ₹631 crores, respectively, against Loss before and after tax of ₹272 crores and ₹289 crores, respectively, for the corresponding quarter last year.

The revenues of the Standalone business (including Joint Operations) for the half year ended September 30, 2016, stood at ₹22,871 crores as compared to ₹22,194 crores in the corresponding period last year. Operating profit (EBITDA) for the half year stood at ₹1,076 crores with operating margin at 5.2%. Loss before and after tax for half year ended September 30, 2016 was ₹571 crores and ₹605 crores, respectively, against the Profit before and after tax of ₹60 crores and ₹1 crore, respectively, for the corresponding period last year

Jaguar Land Rover Automotive PLC - (As per IFRS)

Total Retail sales including the China JV in the second quarter were 142,459 units, up 29.3%, primarily reflecting strong sales of the Discovery, Discovery Sport, Evoque, XE and the new F-PACE. Retail sales grew across all key regions with North America up 39%, UK up 28%, China up 49%, Europe up 31% and Overseas markets up 1%. Jaguar Land Rover wholesales and retail excluding the China JV for the quarter were 124,192 units and 128,967 units, up 11.7% and 22.7% respectively year on year. China JV wholesales and retails for the quarter were 15,043 units and 13,492 units, up 169% and 165%, respectively.

Revenues for the quarter ended September 30, 2016 were £5,953 million, compared to £4,831 million for the corresponding quarter last year. Operating profit (EBITDA) for the quarter was £615 million, compared to £589 million for the corresponding quarter last year. The operating performance in the quarter reflects higher wholesale volumes and favourable mix, offset by unfavourable FX revaluation of current assets and current liabilities (£58 million) and a one-time provision for new customer quality programmes. Higher realized hedging losses (up about £260 million) offsets favourable operating exchange. The EBTDA margin was 10.3% as reported but would have been about 12.9% excluding the FX revaluation, customer quality programme provision and adjusting revenue for realised FX hedging losses.

Profit before tax (“PBT”) was £280 million for the quarter ended September 30, 2016 compared to a loss before tax of £157 million in the corresponding quarter of last year. The higher PBT primarily reflects the higher EBITDA, favourable unrealised FX and commodity hedge revaluation and the non-recurrence of the £245 million exceptional charge relating to Tianjin in the second quarter of fiscal 2016/17. JLR’s share of its China JV profit in Q2 FY 17 was £33 million (up £34 million).

Profit after Tax (“PAT”) was £244 million for the quarter ended September 30, 2016 compared to a loss after tax of £92 million in the corresponding quarter last year.

Revenues for the half year ended September 30, 2016 stood at £11,414 million, compared to £9,833 million in the corresponding period of last year and operating profit (EBITDA) stood at £1,287 million for the half year, compared to of £1,410 million in the corresponding period of last year. PBT for the half year ended September 30, 2016 was £679 million compared to £481 million in the corresponding period of last year and PAT for the half year stood at £548 million compared to £400 million in the corresponding period of last year

Tata Daewoo Commercial Vehicles Co. Ltd - (As per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 238 billion (approx. ₹1,440 crores) and recorded a net profit of KRW 8 billion (approx. ₹48 crores) in the quarter ended September 30, 2016. Net revenue and net profit for the half year ended September 30, 2016 stood at KRW 505 billion (approx. ₹3,055 crores) and KRW 21 billion (approx. ₹127 crores), respectively.

Tata Motors Finance Ltd- (As per I GAAP)

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, on a consolidated basis registered net revenue from operations of ₹673 crores and reported a Loss after tax of ₹7 crores for the quarter ended September 30, 2016. Net revenue from operations and Profit after tax for the half year ended September 30, 2016 stood at ₹1,364 crores and ₹12 crores, respectively.

The Financial Results for the quarter ended September 30, 2016, are enclosed

For further information, please contact

Suresh Rangarajan

Head-Corporate Communications

Tata Motors Limited

Phone: 00 91 22 6665 7289

www.tatamotors.com

News Release – 2	November 14, 2016

Auditors Report (Consolidated)

INDEPENDENT AUDITOR’S REVIEW REPORT ON REVIEW OF INTERIM FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (“the Parent”) and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”), and its share of the profit / (loss) of its jointly controlled entities and associates for the quarter and six months ended September 30, 2016 and the Unaudited Statement of Consolidated Assets and Liabilities as at September 30, 2016 (“the Statement”), being submitted by the Parent pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement, which is the responsibility of the Parent’s Management and approved by the Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Parent’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	The Statement includes the results of the entities listed in Annexure I.

4.	We did not review the interim financial information of five subsidiaries included in the consolidated financial results, whose interim financial information reflect total assets(net) of Rs.49,989.96 crores as at September 30, 2016, total revenues of Rs.54,907.36 crores and Rs.109,918.78 crores for the quarter and six months ended September 30, 2016, respectively, and total profit after tax of Rs.1,470.69 crores and Rs.3,941.75 crores and Total comprehensive loss of Rs.10,305.14 crores and Rs.22,657.20 crores for the quarter and six months ended September 30, 2016, respectively, as considered in the consolidated financial results.

The consolidated financial results also includes the Group’s share of loss after tax of Rs.4.04 crores and Rs.1.23 crores and Total comprehensive loss of Rs.4.50 crores and Rs.1.78 crores for the quarter and six months ended September 30, 2016, respectively, as considered in the consolidated financial results, in respect of two associates, whose interim financial information have not been reviewed by us.

These interim financial information have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, is based solely on the reports of the other auditors.

5.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 4 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

6.	The consolidated financial results includes the interim financial information of twenty subsidiaries which have not been reviewed / audited by their auditors, whose interim financial information reflect total assets(net) of (-) Rs.386.29 crores as at September 30, 2016, total revenue of Rs.116.96 crores and Rs.228.03 crores for the quarter and six months ended September 30, 2016, respectively, and total loss after tax of Rs.19.68 crores and Rs.78.34 crores and Total comprehensive loss of Rs.33.95 crores and Rs.121.76 crores for the quarter and six months ended September 30, 2016, respectively, as considered in the consolidated financial results.

The consolidated financial results also includes the Group’s share of profit after tax of Rs.17.38 crores and Rs.20.19 crores and Total comprehensive income of Rs.18.76 crores and Rs.17.19 crores for the quarter and six months ended September 30, 2016, respectively, as considered in the consolidated financial results, in respect of one associate, based on its interim financial information which has not been reviewed / audited by their auditor.

According to the information and explanations given to us by the Management, the above financial information are not material to the Group.

Our report on the Statement is not modified in respect of our reliance on the financial information certified by the Management.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B.P. SHROFF

Partner
MUMBAI, November 14, 2016	(Membership No. 34382)

ANNEXURE “I” TO THE INDEPENDENT AUDITOR’S REVIEW REPORT

(Referred to in paragraph 3 under Independent Auditor’s Review Report of even date)

(A) DIRECT SUBSIDIARIES

1	Concorde Motors (India) Limited

2	TAL Manufacturing Solutions Limited

3	Tata Motors European Technical Centre PLC

4	Tata Motors Insurance Broking and Advisory Services Limited

5	Tata Motors Finance Limited

6	TML Holdings Pte. Limited

7	TML Distribution Company Limited

8	Tata Hispano Motors Carrocera S.A.

9	Tata Hispano Motors Carrocerries Maghreb SA

10	TML Drivelines Limited

11	Trilix S.r.l.

12	Tata Precision Industries Pte. Limited

13	Tata Technologies Limited

14	Tata Marcopolo Motors Limited

(B) INDIRECT SUBSIDIARIES

(i) Subsidiaries of TML Holdings Pte. Ltd.

15	Tata Daewoo Commercial Vehicle Company Limited

16	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

17	Tata Motors (Thailand) Limited

18	Tata Motors (SA) (Proprietary) Limited

19	PT Tata Motors Indonesia

20	PT Tata Motors Distribusi Indonesia

21	TMNL Motor Services Nigeria Limited

22	Jaguar Land Rover Automotive Plc

(ii) Subsidiaries of Jaguar Land Rover Automotive Plc

23	Jaguar Land Rover Limited

24	Jaguar Land Rover Austria GmbH

25	Jaguar Land Rover Japan Limited

26	JLR Nominee Company Limited

27	Jaguar Land Rover Deutschland GmbH

28	Jaguar Land Rover North America LLC

29	Jaguar Land Rover Nederland BV

30	Jaguar Land Rover Portugal - Veículos e Peças, Lda.

31	Jaguar Land Rover Australia Pty Limited

32	Jaguar Land Rover Italia Spa

33	Jaguar Land Rover Korea Company Limited

34	Jaguar Land Rover Automotive Trading (Shanghai) Company Limited

35	Jaguar Land Rover Canada ULC

36	Jaguar Land Rover France, SAS

37	Jaguar Land Rover (South Africa) (Pty) Limited

38	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

39	Limited Liability Company “Jaguar Land Rover” (Russia)

40	Jaguar Land Rover (South Africa) Holdings Limited

41	Jaguar Land Rover India Limited

42	Jaguar Land Rover Espana SL

43	Jaguar Land Rover Belux NV

44	Jaguar Land Rover Holdings Limited

45	Jaguar Cars South Africa (Pty) Limited

46	The Jaguar Collection Limited

47	Jaguar Cars Limited

48	Land Rover Exports Limited

49	Land Rover Ireland Limited

50	The Daimler Motor Company Limited

51	Daimler Transport Vehicles Limited

52	S.S. Cars Limited

53	The Lanchester Motor Company Limited

54	Shanghai Jaguar Land Rover Automotive Services Company Limited

55	Jaguar Land Rover Pension Trustees Limited

56	JDHT Limited

57	Silkplan Limited

58	Jaguar Land Rover Slovakia s.r.o

59	Jaguar Land Rover Singapore Pte. Ltd

60	Jaguar Racing Limited

61	InMotion Ventures Limited

62	Jaguar Land Rover Columbia sas

(iii) Subsidiaries of Tata Technologies Ltd.

63	Tata Technologies Inc.

64	Tata Technologies (Canada) Inc.

65	Tata Technologies de Mexico, S.A. de C.V.

66	Tata Technologies Pte Limited

67	Tata Technologies (Thailand) Limited

68	Tata Technologies Europe Limited

69	INCAT International Plc.

70	INCAT GmbH

71	Cambric Limited

72	Tata Technologies SRL

73	Cambric GmbH

74	Cambric UK Limited

75	Midwest Managed Services Inc.

76	Cambric Manufacturing Technologies (Shanghai) Company Limited

(iv) Subsidiaries of Tata Motors Finance Ltd.

77	Tata Motors Finance Solutions Limited

78	Sheba Properties Limited

(C) ASSOCIATES

1	Jaguar Cars Finance Limited

2	Automobile Corporation of Goa Limited

3	Nita Company Limited

4	Tata Hitachi Construction Machinery Company Private Limited

5	Tata Precision Industries (India) Limited

6	Tata AutoComp Systems Limited

(D) JOINT ARRANGEMENTS

(a)	Joint Operations

1.	Tata Cummins Private Limited

2.	Fiat India Automobiles Private Limited

(b)	Joint Ventures

1.	Chery Jaguar Land Rover Automotive Company Limited and its subsidiary

2.	Spark44 (JV) Limited and its subsidiaries

3.	JT Special Vehicles Pvt. Limited

4.	TATA HAL Technologies Limited

News Release – 3	November 14, 2016

Consolidated Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

( ₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2016

				Quarter ended			Six months ended
				September 30, 2016	June 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Particulars				Unaudited
1	Income from operations
	(a)	Sales/Income from operations		66,240.02	66,410.43	62,149.57	132,650.45	123,118.34
	(b)	Other operating income		759.67	645.67	497.62	1,405.34	1,039.03
		Total Income from operations		66,999.69	67,056.10	62,647.19	134,055.79	124,157.37
2	Expenses
	(a)	Cost of materials consumed (including basis adjustment on purchase of inventories)
		(i) Cost of materials consumed		36,969.79	42,672.83	31,944.15	79,642.62	70,409.24
		(ii) Basis adjustment on hedge accounted derivatives		(267.48)	107.05	645.81	(160.43)	1,197.17
	(b)	Purchase of products for sale		2,921.11	3,260.86	3,364.88	6,181.97	6,446.80
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(347.58)	(6,949.90)	1,869.44	(7,297.48)	(4,594.94)
	(d)	Excise duty		1,099.27	1,161.15	1,123.16	2,260.42	2,232.40
	(e)	Employee benefits expense		6,793.85	7,467.05	6,898.28	14,260.90	13,784.75
	(f)	Depreciation and amortisation expense		4,453.98	4,550.82	4,361.79	9,004.80	8,103.36
	(g)	Product development/Engineering expenses		741.96	871.14	843.06	1,613.10	1,548.54
	(h)	Other expenses		17,119.45	15,028.79	13,596.57	32,148.24	23,745.42
	(i)	Amount capitalised		(4,313.25)	(4,184.86)	(4,157.07)	(8,498.11)	(8,136.83)
		Total expenses		65,171.10	63,984.93	60,490.07	129,156.03	114,735.91
3	Profit from operations before other income, finance costs and exceptional items (1 - 2)			1,828.59	3,071.17	2,157.12	4,899.76	9,421.46
4	Other income			179.38	173.59	256.75	352.97	480.86
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)			2,007.97	3,244.76	2,413.87	5,252.73	9,902.32
6	Finance costs			1,024.85	1,178.48	1,222.77	2,203.33	2,371.47
7	Profit from ordinary activities after finance costs but before exceptional items (5 - 6)			983.12	2,066.28	1,191.10	3,049.40	7,530.85
8	Exceptional items
	(a)	Exchange (gain)/loss (net) including on revaluation of foreign currency borrowings, deposits and loans		(27.16)	5.41	804.44	(21.75)	161.26
	(b)	Employee separation cost		(0.34)	—	1.73	(0.34)	11.07
	(c)	Others		11.33	(490.54)	2,534.90	(479.21)	2,534.90
9	Profit/(loss) from ordinary activities before tax (7 - 8)			999.29	2,551.41	(2,149.97)	3,550.70	4,823.62
10	Tax expense/(credit) (net)			424.63	720.03	(429.11)	1,144.66	1,219.43
11	Net profit/(loss) for the period (9-10)			574.66	1,831.38	(1,720.86)	2,406.04	3,604.19
12	Share of profit/(loss) of Joint ventures and associates (net)			273.50	429.02	(19.34)	702.52	(90.16)
13	Net profit/(loss) after taxes, share of profit/(loss) of joint ventures and associates (11+12)			848.16	2,260.40	(1,740.20)	3,108.56	3,514.03
14	Attributable to :
		Shareholders of the Company		828.36	2,236.38	(1,761.63)	3,064.74	3,469.40
		Non-controlling interest		19.80	24.02	21.43	43.82	44.63
15	Other Comprehensive Income/(loss) (including relating to joint ventures and associates (net of tax)) (OCI)			(11,625.15)	(15,038.16)	(1,222.94)	(26,663.31)	12,039.49
16	Total Comprehensive Income/(loss) (after tax) (13+15)			(10,776.99)	(12,777.76)	(2,963.14)	(23,554.75)	15,553.52
17	Attributable to :
		Shareholders of the Company		(10,783.12)	(12,799.03)	(2,987.03)	(23,582.15)	15,494.84
		Non-controlling interest		6.13	21.27	23.89	27.40	58.68
18	Paid-up equity share capital (face value of ₹2 each)			679.18	679.18	679.18	679.18	679.18
19	Earnings per share (EPS) (Not annualised)
	A.	Ordinary shares (face value of ₹2 each)
	(a)	Basic EPS	₹	2.42	6.57	(5.19)	9.01	10.30
	(b)	Diluted EPS	₹	2.42	6.57	(5.19)	9.01	10.30
	B.	‘A’ Ordinary shares (face value of ₹2 each)
	(a)	Basic EPS	₹	2.52	6.67	(5.19)	9.11	10.40
	(b)	Diluted EPS	₹	2.52	6.67	(5.19)	9.11	10.40

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

The automotive segment is bifurcated into the following:

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology or IT services, machine tools and factory automation solutions.

						(₹ in crores)
		Quarter ended			Six months ended September 30,
		September 30,	June 30,	September 30,
		2016	2016	2015	2016	2015
	Particulars	Unaudited
A.	Segment Revenue :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	13,188.63	13,399.47	13,372.16	26,588.10	25,211.69
	- Jaguar and Land Rover	53,374.81	53,271.34	48,981.19	106,646.15	98,362.37
	Less: Intra segment eliminations	(19.17)	(19.72)	(23.51)	(38.89)	(40.80)

	-Total	66,544.27	66,651.09	62,329.84	133,195.36	123,533.26
II.	Others	792.11	748.53	714.43	1,540.64	1,382.55

	Total Segment Revenue	67,336.38	67,399.62	63,044.27	134,736.00	124,915.81
	Less: Inter segment revenue	(336.69)	(343.52)	(397.08)	(680.21)	(758.44)

	Net Income from Operations	66,999.69	67,056.10	62,647.19	134,055.79	124,157.37

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	(48.31)	579.38	516.50	531.07	741.44
	- Jaguar and Land Rover	1,816.08	2,439.19	1,555.91	4,255.27	8,559.64
	Less: Intra segment eliminations	—	—	—	—	—

	-Total	1,767.77	3,018.57	2,072.41	4,786.34	9,301.08
II.	Others	102.94	92.36	94.68	195.30	173.27

	Total Segment results	1,870.71	3,110.93	2,167.09	4,981.64	9,474.35
	Less: Inter segment eliminations	(42.12)	(39.76)	(9.97)	(81.88)	(52.89)

	Net Segment results	1,828.59	3,071.17	2,157.12	4,899.76	9,421.46
	Add/(Less) : Other income	179.38	173.59	256.75	352.97	480.86
	Add/(Less) : Finance costs	(1,024.85)	(1,178.48)	(1,222.77)	(2,203.33)	(2,371.47)
	Add/(Less) : Exceptional items	16.17	485.13	(3,341.07)	501.30	(2,707.23)

	Total Profit/(loss) before tax	999.29	2,551.41	(2,149.97)	3,550.70	4,823.62

			As at June 30,		As at September 30,
			2016		2016	2015
			Unaudited		Unaudited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		63,474.09		65,010.75	59,494.47
	- Jaguar and Land Rover		159,975.97		152,145.22	159,114.20
	Less: Intra segment eliminations		(20.82)		—	—

	-Total		223,429.24		217,155.97	218,608.67
II.	Others		2,025.55		2,003.46	2,069.72

	Total Segment Assets		225,454.79		219,159.43	220,678.39
	Less: Inter segment eliminations		(947.83)		(918.74)	(1,132.57)

	Net Segment Assets		224,506.96		218,240.69	219,545.82
	Add : Unallocable assets		41,046.93		44,661.52	34,683.34

	Total Assets		265,553.89		262,902.21	254,229.16

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		13,555.18		13,835.99	14,182.44
	- Jaguar and Land Rover		82,254.22		88,318.54	72,953.10
	Less: Intra segment eliminations		(20.82)		—	—

	-Total		95,788.58		102,154.53	87,135.54
II.	Others		636.28		591.92	563.30

	Total Segment Liabilities		96,424.86		102,746.45	87,698.84
	Less: Inter segment eliminations		(267.13)		(218.22)	(274.65)

	Net Segment Liabilities		96,157.73		102,528.23	87,424.19
	Add : Unallocable liabilities		104,028.20		105,675.27	87,851.11

	Total Liabilities		200,185.93		208,203.50	175,275.30

Notes:-

1)	Statement of Consolidated Assets and Liabilities

			(₹ in crores)
			As at September 30,
			2016
			Unaudited
ASSETS
(1)	Non-current assets
	(a)	Property, Plant and Equipment	60,657.26
	(b)	Capital work-in-progress	7,908.63
	(c)	Goodwill	721.10
	(d)	Other Intangible assets	34,986.27
	(e)	Intangible assets under development	24,463.59
	(f)	Financial assets:
		(i) Investment in equity accounted investees	3,864.90
		(ii) Other investments	646.79
		(iii) Finance receivables	10,380.74
		(iv) Loans and advances	650.82
		(v) Others	3,852.40
	(g)	Deferred tax assets (net)	5,205.01
	(h)	Non-current tax assets (net)	433.48
	(i)	Other non-current assets	2,956.02

			156,727.01

(2)	Current assets
	(a)	Inventories	37,126.58
	(b)	Financial assets:
		(i) Other investments	13,436.90
		(ii) Trade receivables	12,430.12
		(iii) Cash and cash equivalents	13,291.78
		(iv) Bank balances other than (iii) above	13,728.24
		(v) Finance receivables	6,147.71
		(vi) Loans and advances	1,431.06
		(vii) Other financial assets	1,990.93
	(c)	Current tax assets (net)	950.56
	(d)	Other current assets	5,641.32

			106,175.20

		TOTAL	262,902.21

EQUITY AND LIABILITIES
Equity
(a)	Equity share capital		679.18
(b)	Other equity		54,019.53

	Equity attributable to owners of Tata Motors Ltd		54,698.71
	Non-controlling interests		426.20

			55,124.91

Liabilities
(1)	Non-current liabilities
	(a)	Financial liabilities:
		(i) Borrowings	54,058.98
		(ii) Other finance liabilities	15,107.82
	(b)	Provisions	24,388.85
	(c)	Deferred tax liabilities (net)	918.41
	(d)	Other non-current liabilities	5,407.78

			99,881.84

(2)	Current liabilities
	(a)	Financial liabilities:
		(i) Borrowings	14,980.71
		(ii) Trade payables	55,233.00
		(iii) Other finance liabilities	25,964.94
	(b)	Provisions	5,942.67
	(c)	Current tax liabilities (net)	638.68
	(d)	Other current liabilities	5,135.46

			107,895.46

		TOTAL	262,902.21

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 14, 2016.
3)	The Company has adopted Indian Accounting Standards (Ind-AS) from April 1, 2016 and accordingly these financial results together with the results of the comparative previous period have been prepared in accordance with the recognition and measurement principles laid down in Ind-AS 34 on Interim Financial Reporting prescribed under section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and the other accounting principles generally accepted in India.
4)	Figures for the previous periods have been regrouped/reclassified wherever necessary.
5)	Reconciliation between financial results, as previously reported and as restated under Ind-AS are as under:

			(₹ in crores)
		Quarter	Six months
		ended September 30, 2015
Particulars		Unaudited
	Net profit/(loss) after tax as reported under previous GAAP	(429.76)	2,339.15
1	Reversal of exchange gain accumulated in foreign currency monetary item translation difference account	(525.06)	1,620.29
2	Effect of adoption of deemed cost exemption relating to property, plant and equipment and intangibles on depreciation and amortization	79.96	128.14
3	Gain on fair value of below market interest loan (net of effective interest rate adjustment)	(2.01)	4.14
4	Effect of cross currency basis spreads on hedge accounting	(454.63)	288.34
5	Provision for expected credit losses	(32.12)	(362.69)
6	Reversal of gain on sale of investment in equity instruments classified as fair value through OCI	—	(80.38)
7	Fair value gain on investment in mutual funds	8.09	16.17
8	Discounting of provisions	(70.83)	(81.97)
9	Remeasurement losses on defined benefit obligations (net)	(21.42)	(41.25)
10	Impact on depreciation due to business combination	(24.94)	(48.76)
11	Others (net)	(14.45)	40.95
12	Tax effect on above adjustments (including tax effect on undistributed earnings of subsidiaries, associates and joint arrangements)	(274.46)	(352.73)
13	Net profit/(loss) after tax as per Ind-AS	(1,761.63)	3,469.40
14	Other Comprehensive Income (net of tax) attributable to the Shareholders of the Company	(1,225.40)	12,025.44

	Total Comprehensive Income/(loss) after tax as per Ind-AS attributable to the Shareholders of the Company	(2,987.03)	15,494.84

Tata Motors Limited

Cyrus P Mistry
Mumbai, November 14, 2016	Chairman

News Release – 4	November 14, 2016

Auditors Report (Stand Alone)

INDEPENDENT AUDITOR’S REPORT ON AUDIT OF INTERIM FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results for the quarter and six months ended September 30, 2016 (“the Statement”) of TATA MOTORS LIMITED (“the Company”), which includes two Joint Operations consolidated on a proportionate basis and the standalone statement of assets and liabilities as at September 30, 2016. The Statement is being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. As stated in Note No. 3 to the Statement, we have not performed a review or audit, of the figures relating to the corresponding quarter and six months ended September 30, 2015 and reconciliation of net loss and profit for the quarter and six months ended September 30, 2015, respectively between the previous GAAP and Indian Accounting Standards (“IND AS”), as reported in this Statement.

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been prepared on the basis of the related interim financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

(ii)	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the net loss and total comprehensive loss and other financial information of the Company for the quarter and six months ended September 30, 2016.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B. P. SHROFF

Partner

(Membership No. 34382)

MUMBAI, November 14, 2016

News Release – 5	November 14, 2016

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2016

			Quarter ended				Six months ended
			September 30,		June 30,	September 30,	September 30,	September 30,
			2016		2016	2015	2016	2015
Particulars			Audited		Audited	Unaudited	Audited	Unaudited
1	Income from operations
	(a)	Sales/Income from operations		11,223.75	11,311.24	11,601.00	22,534.99	21,863.76
	(b)	Other operating income		182.39	153.50	192.90	335.89	330.49
		Total Income from operations		11,406.14	11,464.74	11,793.90	22,870.88	22,194.25
2	Expenses
	(a)	Cost of materials consumed		6,560.47	6,783.85	6,275.54	13,344.32	12,000.05
	(b)	Purchase of products for sale		967.23	938.83	1,038.75	1,906.06	2,096.22
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(105.23)	(836.16)	37.43	(941.39)	(381.38)
	(d)	Excise duty		1,083.69	1,145.19	1,100.21	2,228.88	2,176.36
	(e)	Employee benefits expense		881.70	898.94	769.49	1,780.64	1,578.63
	(f)	Depreciation and amortisation expense		718.57	712.24	591.96	1,430.81	1,172.26
	(g)	Product development/Engineering expenses		69.89	116.17	97.67	186.06	192.08
	(h)	Other expenses		1,887.49	2,081.35	1,965.18	3,968.84	3,808.86
	(i)	Amount capitalised		(245.29)	(246.77)	(267.58)	(492.06)	(523.59)
		Total expenses		11,818.52	11,593.64	11,608.65	23,412.16	22,119.49
3	Profit/(loss) from operations before other income, finance costs and exceptional items (1 - 2)			(412.38)	(128.90)	185.25	(541.28)	74.76
4	Other income
	(a)	Profit on sale of investment in subsidiaries		—	—	—	—	324.48
	(b)	Others [refer note 4]		146.02	624.55	214.95	770.57	797.62
5	Profit/(loss) from ordinary activities before finance costs and exceptional items (3 + 4)			(266.36)	495.65	400.20	229.29	1,196.86
6	Finance costs			372.77	349.13	367.16	721.90	801.25
7	Profit/(loss) from ordinary activities after finance costs but before exceptional items (5 - 6)			(639.13)	146.52	33.04	(492.61)	395.61
8	Exceptional items
	(a)	Exchange (gain)/loss (net) including on revaluation of foreign currency borrowings, deposits and loans		(79.87)	108.65	205.53	28.78	227.29
	(b)	Provision for investments and cost associated with closure of operations of a subsidiary		—	—	97.86	—	97.86
	(c)	Diminution in the value of investment in a subsidiary		50.00	—	—	50.00	—
	(d)	Employee separation cost		(0.34)	—	1.70	(0.34)	10.51
9	Profit/(loss) from ordinary activities before tax (7 - 8)			(608.92)	37.87	(272.05)	(571.05)	59.95
10	Tax expense (net)			21.84	12.12	16.74	33.96	58.90
11	Net profit/(loss) for the period (9-10)			(630.76)	25.75	(288.79)	(605.01)	1.05
12	Other Comprehensive Income / (loss) (net of tax)			23.92	(1.55)	(42.67)	22.37	13.89
13	Total Comprehensive Income/(loss) after tax (11+12)			(606.84)	24.20	(331.46)	(582.64)	14.94
14	Paid-up equity share capital			679.18	679.18	679.18	679.18	679.18
15	Earnings per share (EPS) (Not annualised)
	A.	Ordinary shares (face value of ₹2 each)
	(a)	Basic EPS	₹	(1.86)	0.06	(0.85)	(1.78)	—
	(b)	Diluted EPS	₹	(1.86)	0.06	(0.85)	(1.78)	—
	B.	‘A’ Ordinary shares (face value of ₹2 each)
	(a)	Basic EPS	₹	(1.86)	0.16	(0.85)	(1.78)	0.02
	(b)	Diluted EPS	₹	(1.86)	0.16	(0.85)	(1.78)	0.02

Notes:

1)	Statement of Standalone Assets and Liabilities

				(₹ in crores)
				As at September 30, 2016
I.	ASSETS
	(1)	Non-current assets
		(a)	Property, Plant and Equipment	17,541.08
		(b)	Capital work-in-progress	1,828.96
		(c)	Goodwill	99.09
		(d)	Other Intangible assets	2,990.27
		(e)	Intangible assets under development	5,355.84
		(f)	Financial assets
			(i) Investments	15,273.84
			(ii) Loans and advances	342.28
			(iii) Others	152.79
		(g)	Non Current Tax Assets (net)	803.55
		(h)	Other non-current assets	1,820.07

				46,207.77

	(2)	Current assets
		(a)	Inventories	6,192.22
		(b)	Financial Assets
			(i) Investments	2,020.04
			(ii) Trade receivables	2,042.48
			(iii) Cash and cash equivalents	656.10
			(iv) Bank balances other than (iii) above	164.44
			(v) Loans and advances	417.54
			(vi) Others	120.12
		(c)	Current Tax Assets (net)	0.46
		(d)	Other current assets	1,621.47

				13,234.87

			TOTAL	59,442.64

II.	EQUITY AND LIABILITIES
	Equity
	(a)	Equity Share capital		679.18
	(b)	Other Equity		21,755.21

				22,434.39

	Liabilities
	(1)	Non-current liabilities
		(a)	Financial liabilities
			(i) Borrowings	11,975.16
			(ii) Others	167.80
		(b)	Provisions	2,803.44
		(c)	Deferred tax liabilities (net)	107.13
		(d)	Other non-current liabilities	1,005.74

				16,059.27

	(2)	Current liabilities
		(a)	Financial liabilities
			(i) Borrowings	8,239.13
			(ii) Trade payables	7,526.73
			(iii) Others	2,525.88
		(b)	Other current liabilities	1,534.86
		(c)	Provisions	1,048.28
		(d)	Current Tax Liabilities (net)	74.10

				20,948.98

			TOTAL	59,442.64

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 14, 2016.
3)	The Company has adopted Indian Accounting Standards (Ind-AS) from April 1, 2016 and accordingly these financial results together with the results of the comparative previous period have been prepared in accordance with the recognition and measurement principles laid down in Ind-AS 34 on Interim Financial Reporting prescribed under section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and the other accounting principles generally accepted in India. The results for the quarter and six months ended September 30, 2015 have not been subjected to limited review or audit. However, the management has exercised necessary due diligence to ensure that the financial results for the quarter and six months ended September 30, 2015 provide a true and fair view of the Company’s affairs.
4)	Other income for the quarter and six months ended September 30, 2016, includes dividend from subsidiaries of ₹58.57 crores and ₹626.81 crores, respectively (₹73.97 crores and ₹555.01 crores for the quarter and six months ended September 30, 2015, respectively).
5)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Ind-AS 108 on Operating Segments Reporting are considered to constitute one segment.
6)	Reconciliation between financial results, as previously reported and as restated under Ind-AS are as under:

			(₹ in crores)
		Quarter ended September 30,	Six months ended September 30,
		2015	2015
Particulars		Unaudited
	Net profit/(loss) after tax as reported under previous GAAP	(287.47)	(29.90)
1	Profits of Joint Operations (net of tax)	13.10	99.84
2	Reversal of exchange loss accumulated in foreign currency monetary item translation difference account	(69.88)	(105.99)
3	Effect of adoption of deemed cost exemption relating to property, plant and equipment and intangibles on depreciation and amortisation	79.96	128.14
4	Gain on fair value of below market interest loan (net of effective interest rate adjustment)	(2.01)	4.14
5	Reversal of gain on Investment in Equity instruments classified as fair value through Other Comprehensive Income	—	(80.38)
6	Fair value gain on investment in mutual funds	1.81	8.86
7	Provision for expected credit losses	(29.64)	(29.64)
8	Others (net)	6.99	5.72
9	Tax effect on above adjustments	(1.65)	0.26
	Net profit/(loss) after tax as per Ind-AS	(288.79)	1.05
10	Other Comprehensive Income/(loss) (net of tax)	(42.67)	13.89

	Total Comprehensive Income/(loss) after tax as per Ind-AS	(331.46)	14.94

7)	The listed Non-Convertible Debentures of the Company aggregating to ₹700 crores as at September 30, 2016 are secured by way of charge on the Company’s certain properties and assets, both movable and immovable (excluding stock and book debts) and the asset cover thereof exceeds hundred percent of the principal amount of the said debenture.
8)	Given below are the details of Tata Motors Limited on a standalone basis excluding interest in Joint Operations pursuant to Regulation 52(4) of the listing regulations:

			Six months ended September 30,
Particulars			2016	2015
Debt service coverage ratio (no. of times) [refer note (a)]			(0.11)	0.47
Interest service coverage ratio (no. of times) [refer note (b)]			(0.30)	0.83
Debt Equity ratio [refer note (c)]			0.92	0.79
Net Worth [refer note (d)]		(₹ in crores)	22,268.47	22,365.29
Capital Redemption Reserve		(₹ in crores)	2.28	2.28
Debenture Redemption Reserve		(₹ in crores)	1,042.15	1,042.15
Earnings per share (EPS) (Not annualised)
A.	Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	₹	(1.82)	(0.29)
(b)	Diluted EPS	₹	(1.82)	(0.29)
B.	‘A’ Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	₹	(1.82)	(0.29)
(b)	Diluted EPS	₹	(1.82)	(0.29)

Formulae for calculation of ratios are as follows:

(a)	Debt Service Coverage Ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loans during the period)

(b)	Interest Service Coverage Ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/Interest on Long term Loans

For the purpose of calculation in 8 (a) and 8 (b) above, loans having original maturity of more than 360 days are considered as Long term Loans.

(c)	Debt Equity Ratio = Total Debt/Equity

(d)	Net Worth = Share Capital + Reserve and Surplus (excluding Revaluation Reserve and Amalgamation Reserve)

9)	The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobile Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

						(₹ in crores)
		Quarter ended			Six months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
Particulars		2016	2016	2015	2016	2015
1	Total Income from operations	11,232.31	11,275.50	11,579.21	22,507.81	21,850.74
2	Profit/(loss) before tax	(634.04)	17.08	(301.14)	(616.96)	(88.72)
3	Profit/(loss) after tax	(632.05)	15.27	(301.89)	(616.78)	(98.79)

9)	Figures for the previous periods have been regrouped/reclassified, wherever necessary.
10)	The Statutory Auditors have carried out an audit of the above results for the quarter and six months ended September 30, 2016 and have issued an unmodified opinion on the same.

Tata Motors Limited

Cyrus P Mistry
Mumbai, November 14, 2016	Chairman

For further press queries please contact Mr. Suresh Rangarajan at +00 91 22 66657289 or email at: suresh.rangarajan@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.